NEWS RELEASE

Pan American Silver reports additional high-grade drill results from the
La Colorada Skarn project

Vancouver, B.C. – May 2, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today released results for 15 new infill and exploration drill holes totaling 14,122 metres at the Company's 100% owned La Colorada Skarn project in Zacatecas, Mexico.
The most recent drill results include eight holes that were drilled to follow up on high-grade drill results reported in news releases dated July 21, 2022 and November 1, 2022. Hole D-96-10-22 returned two broad zones of mineralisation over 64 metres at 391 g/t Ag, 10.8% Pb and 8.5% Zn, including 23.25 metres at 914 g/t Ag, 25.19% Pb and 16.73% Zn, and a separate lower skarn zone over 135 metres at 37 g/t Ag, 1.13% Pb and 6.42% Zn.
"These new drill hole results both extend the 902 zone and confirm that there are multiple zones of higher grade within the limestone and skarn, which align with surrounding porphyry intrusives and epithermal veins," said Christopher Emerson, Pan American's Vice President Exploration and Geology. "We have now drilled over 20 holes into this area, which remains open to the west and northwest. The 2023 infill and exploration program of 28,000 metres from surface and underground drilling stations is currently underway.”
Drill highlights include:
•D-96-10-22: 64.30 m at 391 g/t Ag, 0.13% Cu, 10.83% Pb and 8.50% Zn, including 23.25 m at 914 g/t Ag, 0.19% Cu, 25.19% Pb and 16.73% Zn and 135.70 m at 37 g/t Ag, 0.14% Cu, 1.13% Pb and 6.42% Zn
•D-96-12-23: 109.55 m at 233 g/t Ag, 0.10% Cu, 6.62% Pb and 7.32% Zn, including 44.20 m at 487 g/t Ag, 0.15% Cu, 15.46% Pb and 10.12% Zn
•D-96-09-22: 72.60 m at 98 g/t Ag, 0.07% Cu, 0.85% Pb and 4.11% Zn and 26.95 m at 162 g/t Ag, 0.05% Cu, 3.51% Pb and 3.52% Zn and 21.20 m at 123 g/t Ag, 0.11% Cu, 3.53% Pb and 8.63% Zn
•D-96-11-22: 17.05 m at 165 g/t Ag, 0.12% Cu, 4.37% Pb and 9.33% Zn
•U-138-22: 71.35 m at 193 g/t Ag, 0.15% Cu, 10.82% Pb and 9.27% Zn, including 57.95 m at 231 g/t Ag, 0.17% Cu, 13.11% Pb and 11.01% Zn
•U-112-22: 53.15 m at 141 g/t Ag, 0.06% Cu, 5.84% Pb and 5.46% Zn, including 15.15 m at 243 g/t Ag, 0.08% Cu, 11.31% Pb and 8.28% Zn
•D-15-02-22: 16.85 m at 121 g/t Ag, 0.28% Cu, 4.60% Pb and 9.58% Zn
•D-93-06-23: 21.45 m at 304 g/t Ag, 0.17% Cu, 4.75% Pb and 2.55% Zn and 143.3 m at 27 g/t Ag, 0.10% Cu, 2.93% Pb and 4.68% Zn and 74.20 m at 49 g/t Ag, 0.25% Cu, 1.50% Pb and 4.36% Zn
Eight of the 15 drill holes reported in this news release are recent infill and extension holes that add definition to the high-grade areas, which are now drilled at roughly 30 metre spacing. Five infill drill holes: U-112-22, U-138-22, D-96-09-22, D-96-10-22 and D-93-06-23, confirm internal continuity of grade, similar to previously reported drill holes. The high-grade footprint has been extended approximately 50 metres to the northwest from the limit of prior drilling with recent holes D-96-11-22 and D-96-12-23 returning significant silver and base metal grades. This area remains open to the northwest where the ongoing drill program will continue to test further extension of the zone over the next few months from surface and underground drilling stations.
Exploration drilling in the 903 East mineralised zone was reduced in the fourth quarter of 2022 with a new focus on the high-grade area to the west. Recent results from S-101-22, the most southeast drill hole in the 903 zone, intercepts skarn mineralisation approximately 250 metres south of previous drilling. Drill hole D-09-04-22 intercepted mineralisation to the southeast of the central zone.

PAN AMERICAN SILVER CORP.	1

NEWS RELEASE

Plan view of the La Colorada Skarn drill holes referenced in this news release
La Colorada Skarn - summary of drill results
The following table provides the drill results for the La Colorada Skarn deposit included in this news release.
Previous drill results not included in this table have been disclosed in Pan American’s news releases, which are available, together with cross sections, plans and images of the skarn mineralised core, on our website at: https://www.panamericansilver.com/operations/north-and-central-america/la-colorada-skarn/

Hole No.	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu %	Pb %	Zn %
D-09-04-22	576.20	642.45	66.25	23	0.13	0.22	2.01
And	742.50	755.10	12.60	29	0.27	1.28	2.54
And	828.00	857.95	29.95	47	0.15	2.16	3.91
D-15-02-22	739.20	757.35	18.15	59	0.46	1.29	3.53
And	794.80	801.65	6.85	46	0.46	1.50	4.92
And	1281.00	1293.75	12.75	57	0.30	1.99	2.44
And	1494.40	1504.95	10.55	33	0.18	2.63	3.41
And	1543.35	1560.20	16.85	121	0.28	4.60	9.58
And	1593.05	1617.70	24.65	30	0.11	3.23	4.80
And	1664.00	1698.95	34.95	39	0.23	0.47	3.39
And	1772.65	1791.60	18.95	68	0.32	1.04	5.43
D-96-09-22	979.30	984.30	5.00	106	0.03	1.28	2.65
And	1104.10	1125.30	21.20	123	0.11	3.53	8.63
And	1172.70	1199.65	26.95	162	0.05	3.51	3.52
And	1275.05	1347.65	72.60	98	0.07	0.85	4.11
Include	1275.05	1294.50	19.45	141	0.08	2.53	9.81
And	1382.95	1392.00	9.05	71	0.09	1.01	2.60

PAN AMERICAN SILVER CORP.	2

NEWS RELEASE

And	1404.65	1426.80	22.15	43	0.15	2.25	2.82
And	1472.55	1516.10	43.55	55	0.17	1.11	3.48
D-96-10-22	1122.45	1186.75	64.30	391	0.13	10.83	8.50
Include	1144.30	1167.55	23.25	914	0.19	25.19	16.73
And	1209.70	1232.45	22.75	154	0.03	2.23	0.95
And	1314.00	1327.30	13.30	27	0.23	2.47	5.03
And	1357.90	1493.60	135.70	37	0.14	1.13	6.42
D-96-11-22	1103.55	1120.60	17.05	165	0.12	4.37	9.33
And	1152.80	1159.20	6.40	134	0.05	5.27	6.92
And	1221.75	1231.65	9.90	56	0.05	1.63	4.18
And	1371.95	1392.45	20.50	152	0.02	0.90	2.80
And	1412.35	1426.90	14.55	79	0.06	0.59	1.88
S-101-22	748.05	775.15	27.10	125	0.06	0.99	2.70
S-92-22	641.20	655.70	14.50	279	0.06	0.61	0.58
U-112-22	420.90	436.15	15.25	80	0.03	1.34	1.21
And	742.90	796.05	53.15	141	0.06	5.84	5.46
Includes	749.15	764.30	15.15	243	0.08	11.31	8.28
And	828.75	853.45	24.70	66	0.07	0.56	3.46
And	946.10	979.05	32.95	25	0.08	1.68	3.85
U-138-22	580.60	584.65	4.05	122	0.08	2.67	5.32
And	710.75	782.10	71.35	193	0.15	10.82	9.27
Includes	718.95	776.90	57.95	231	0.17	13.11	11.01
And	955.55	995.85	40.30	49	0.14	0.41	1.09
U-96-22	49.30	65.30	16.00	215	0.29	2.39	5.08
And	518.75	569.90	51.15	28	0.14	1.12	2.08
D-96-12-23	1185.90	1295.45	109.55	233	0.10	6.62	7.32
Includes	1185.90	1230.10	44.20	487	0.15	15.46	10.12
And	1371.50	1389.50	18.00	54	0.03	1.35	2.56
U-73-22	193.40	215.95	22.55	48	0.14	2.25	8.82
And	255.10	264.15	9.05	21	0.10	1.15	5.54
And	321.55	362.35	40.80	22	0.08	1.46	3.01
And	382.30	401.70	19.40	34	0.09	1.46	2.77
U-87-22	422.65	454.85	32.20	36	0.13	2.89	5.35
D-93-06-23	963.5	984.95	21.45	304	0.17	4.75	2.55
And	1001.6	1006.65	5.05	17	0.07	1.74	3.77
And	1009.55	1040.75	31.2	40	0.02	2.66	3.48
And	1170.2	1313.5	143.3	27	0.10	2.93	4.68
And	1369.55	1374.65	5.1	22	0.06	3.68	5.93
And	1482	1556.2	74.2	49	0.25	1.50	4.36
U-13-23	540.25	547.15	6.9	44	0.01	2.75	2.41
And	562	569.1	7.1	60	0.03	3.25	5.33
And	635.15	653	17.85	120	0.02	1.99	2.62
(1) True widths of the mineralised intervals are unknown at this time.

PAN AMERICAN SILVER CORP.	3

NEWS RELEASE

La Colorada Skarn - drill hole collar information

Drill Hole ID	Type	East Local	North Local	Elevation	Length (m)	Azimuth Avg (0)	Dip Avg
D-09-04-22	Exploration	5490.2	4962.7	2517.2	612.0	330.6	-81.5
D-15-02-22	Infill	5227.9	5223.1	2559.4	1093.4	335.6	-67.4
D-96-09-22	Infill	4654.7	5286.4	2506.4	751.7	103.6	-84.9
D-96-10-22	Infill	4654.7	5286.4	2506.4	811.3	51.4	-78.3
D-96-11-22	Infill	4654.7	5286.4	2506.4	809.5	342.0	-83.4
D-96-12-23	Infill	4654.7	5286.4	2506.4	901.4	21.0	-78.4
S-101-22	Exploration	6019.3	5160.0	2489.7	1781.9	140.1	-89.6
S-92-22	Infill	5807.2	5769.5	2590.8	1716.0	106.2	-84.6
U-112-22	Infill	4496.3	5331.6	2070.0	1179.2	77.2	-74.7
U-138-22	Infill	4495.9	5331.7	2070.0	1006.4	74.4	-75.3
U-73-22	Geotech	5258.4	5416.2	2001.9	456.0	7.4	-67.6
U-87-22	Geotech	5258.4	5416.6	2002.6	461.7	29.5	-73.9
U-96-22	Geotech	5259.7	5417.0	1999.0	728.6	50.8	-69.0
D-93-06-23	Infill	4926.28	5166.06	2469.65	842.0	305.5	-77.0
U-13-23	Infill	4842.62	5323.92	1995.97	971.3	127.1	-79.0
Total metres					14,122.2
General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. All samples provided in this news release were assayed by ALS Global, Mexico using acid digestion with ICP finish for silver, lead, zinc, and copper. Samples sent to ALS Global were prepared in Zacatecas and Hermosillo, Mexico laboratories and sent to Vancouver B.C. Laboratory for assay. Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories. The results of the QAQC samples submitted to ALS Global demonstrate acceptable accuracy and precision. The Qualified Persons have verified the data disclosed in this news release and they are of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein. ALS Global is independent from Pan American.
See the Company's Annual Information Form dated February 22, 2023, available at www.sedar.com for further information concerning QAQC and data verification matters, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and mineral resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’).
Pan American Silver Corp. is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
About Pan American Silver
Pan American is a leading producer of precious metals, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and hold interests in exploration and development projects throughout the Americas, including the MARA project in Argentina. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS". Learn more at panamericansilver.com.
For more information contact:

PAN AMERICAN SILVER CORP.	4

NEWS RELEASE

Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the extent of, and success related to any future exploration or development programs, including with respect to the Skarn exploration program at La Colorada; and expectations regarding testing from surface and underground drilling stations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 and the extent of any impacts related to the COVID-19 pandemic; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP, and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	5